

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2013

Via E-mail
Lynn A. Peterson
Chief Executive Officer
Kodiak Oil & Gas Corp.
1625 Broadway, Suite 250
Denver, Colorado 80202

     Re: **Kodiak Oil & Gas Corp.**
              Registration Statement on Form S-4
              Filed September 20, 2013
              File No. 333-191281

              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 28, 2013
              Current Report on Form 8-K
              Filed February 28, 2013
              Form 10-Q for the Fiscal Quarter ended June 30, 2013
              Filed August 1, 2013
              File No. 001-32920

Dear Mr. Peterson:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments, including comments on your periodic reports, below.

Please respond to the following comments within 10 business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements

Note 7 - Commodity Derivative Instruments, page 80

2.   We note that you report realized and unrealized gains and losses on commodity derivative instruments in various sections of your filing including your financial statements and MD&A. However, the guidance in FASB ASC 815-10-35-2 does not differentiate between realized and unrealized transactions in equating gains and losses of derivatives not designated as hedges with the current period change in fair value. Tell us how you derived the realized and unrealized components of your commodity price risk management gain or loss and explain the meaning of disclosures on pages 50 and 52 stating "The unrealized gain is a non-cash adjustment for the value of our risk management transactions...."

3.   Given that you do not appear to be applying hedge accounting, disclosures pertaining to your derivatives and their effects on your results of operations, as reflected in the tables, discussions and analyses presented in your filing, such as your accounting policy notes on pages 53 and 69, financial statement notes and MD&A, should clarify that you do not apply hedge accounting and should be oriented to the total periodic gain or loss recognized in your financial statements under GAAP. Any use of realized and unrealized terminology to simulate a discussion of results as if hedge accounting had been applied should be avoided, as the corresponding disaggregation of the GAAP measure generally yields non-GAAP measures that are not accurately presented as components.

If you regard cash flows related to derivative transactions as material, the related disclosures may be better positioned in the liquidity and capital resources section of MD&A. If you choose to provide this disclosure, please also quantify any costs that were paid to acquire or modify the terms of your derivative instruments and indicate the extent to which such costs have been recovered upon settlement each period. If you have not engaged in material transactions of this nature please clarify in the accompanying disclosures, including those where cash settlement amounts are utilized in computing non-GAAP measures.

4.   Tell us the extent to which the changes in derivative assets and liabilities each period, when offset against the "Gain (loss) on commodity price risk management activities" reported on page 63, do not equate to the "Unrealized (gain) loss on commodity price risk management activities, net" on page 65. Please submit your underlying computations and explanations for any variances.

Form 8-K filed February 28, 2013

Exhibit 99.1

Reconciliation of Adjusted EBITDA, page 10

5.   We note that you adjust net income to remove the amounts identified as unrealized gain or loss on commodity price risk management activities in computing your non-GAAP measure of Adjusted EBITDA. If your intention is to reflect cash settlements of commodity derivatives in your non-GAAP measures, and you are unable to show correlation between your "unrealized" amounts and gain or loss determined in accordance with FASB ASC 815-10-35-2 for derivatives that continue to be held at the end of the period, replacing the adjustments for "unrealized" amounts with an adjustment to eliminate the total measure of derivative gain or loss reported under GAAP, and an adjustment to include cash settlements net of any costs that had been paid to acquire or modify such instruments, may serve to clarify your reconciliations. However, if you intend to present Adjusted EBITDA as a non-GAAP liquidity measure rather than a performance measure, please describe the revisions that you believe would be necessary to reflect all outflows and inflows of cash related to commodity derivatives each period, and explain why operating cash flows would not be the more directly comparable measure under GAAP.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

General

6.   Please conform the accounting and disclosure in your interim reports, earnings releases, and similar presentations posted on your website, as necessary to comply with all applicable comments in this letter.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Karl Hiller, Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Randal R. Jones
        Dorsey & Whitney LLP